Exhibit (a)(5)

OHIO CASUALTY CORPORATION ANNOUNCES EXPIRATION AND RESULTS

OF EXCHANGE OFFER

FAIRFIELD, Ohio, March 22, 2005 — Ohio Casualty Corporation (“Ohio Casualty”) (Nasdaq: OCAS) announced today the expiration and results of its offer to exchange up to $184,250,000 in aggregate principal amount of its 5.00% Convertible Notes due 2022 (the “New Notes”) for its outstanding 5.00% Convertible Notes due 2022 (the “Old Notes”).

The exchange offer expired at 12:00 midnight, New York City time, on March 21, 2005. Approximately $67,279,000 million aggregate principal amount, representing approximately 36.5 percent of the outstanding principal amount of the Old Notes, were tendered for exchange. Ohio Casualty has accepted all validly tendered Old Notes and, in exchange, will issue a like principal amount of New Notes and pay a cash exchange fee of $3.50 for each $1,000 principal amount of the Old Notes exchanged. The New Notes will be issued promptly to holders who properly tendered Old Notes in accordance with the terms of the exchange offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Old Notes, the New Notes or Ohio Casualty’s common shares. The offer was made only by means of the Offering Memorandum, as amended by Amendments No. 1 and No. 2 to Schedule TO, and the related Letter of Transmittal which was sent to holders of Old Notes and was filed with the Securities and Exchange Commission as a part of Ohio Casualty’s Tender Offer Statement on Schedule TO, as amended. The Tender Offer Statement, and amendments thereto, are available for no charge at the Securities and Exchange Commission’s Website at www.sec.gov. The exchange offer was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) thereof. Ohio Casualty did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts, to any broker, dealer, salesman or other person for soliciting tenders of the Old Notes in connection with the Exchange Offer, and the Company did not retain any dealer, manager or other agent to solicit tenders with respect to the Exchange Offer.

Ohio Casualty Corporation is the holding company of The Ohio Casualty Insurance Company, which is one of six property-casualty companies that make up Ohio Casualty Group®. The Ohio Casualty Insurance Company was founded in 1919 and is licensed in 49 states. Ohio Casualty Group is ranked 48th among U.S. property/casualty insurance groups based on net premiums written (Best’s Review, July 2004).

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Ohio Casualty from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Ohio Casualty’s actual results may differ materially from those indicated or implied by such forward-looking statements.

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Media Contact: Cindy L. Denney, Assistant Vice President, Corporate Communications, (513) 603-2074

Investment Analyst Contact: Dennis E. McDaniel, Vice President of Strategic Planning and Investor Relations, (513) 603-2197

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